FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a - 16 or 15d - 16 of

the Securities Exchange Act of 1934

For the month of April, 2003

HSBC Holdings plc

42nd Floor, 8 Canada Square, London E14 5HQ, England

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F).

Form 20-F   X              Form 40-F ......

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934).

Yes.......          No    X

(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ..............).

The following is the text of a paid advertisement to appear in the Hong Kong press on 9 April 2003.

The Stock Exchange of Hong Kong Limited takes no responsibility for the contents of this announcement, makes no representation as to its accuracy or completeness and expressly disclaims any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement

Purchase of 11.81% of the capital of Banque Eurofin

* Connected Transaction

A subsidiary of HSBC Holdings plc has agreed to acquire 11.81% of the capital of Banque Eurofin S.A.

CCF S.A. ("CCF"), a 99.99% owned subsidiary of HSBC Holdings plc, has agreed to acquire with effect from 1 February 2006 11.81% of the share capital of Banque Eurofin S.A. ("Eurofin") from Gérard de Bartillat (4.41%) and a company ("GBP") owned by the Bartillat Family (7.40%). Eurofin is a private bank based in France whose main activities are fund and wealth management.

CCF Holding (Suisse) S.A. and CCF Banque Privée Internationale, subsidiaries of CCF, currently own 43.6% and 16.3% respectively of the share capital of Eurofin. As previously announced on 4 February 2003 CCF will also acquire, in May 2003, 11.3% of the share capital of Eurofin from the Vallet Family. The acquisition of shares from the Vallet family, Mr de Bartillat and GBP will increase CCF's interest in Eurofin from 59.9% to 83.02%. The consideration for the acquisition of the 11.81% of Eurofin will not exceed EUR 24.2 million (approximately HKD202.6 million), being EUR 9.03 million for the shares held by Mr de Bartillat and EUR15.16 million for the shares held by GBP, and will be payable in cash on 1 February 2006.Mr Gérard de Bartillat is a Director and the Chief Executive Officer of Eurofin.

As the total consideration amount is within the de-minimis exemption in respect of connected transactions under Rule 14.25(1) of the Listing Rules, details of the purchase of 11.81% of the share capital of Eurofin will be included in the Company's next published annual report and accounts in accordance with Rule 14.25(1)(A) to (D) of the Listing Rules.

Agreement date: 19 March 2003

Completion date: Completion is to take place on 1 February 2006

Vendors: GBP and Gérard de Bartillat, who is also a Director and the CEO of Eurofin.

Purchaser: CCF S.A. - a subsidiary of HSBC Holdings plc

Assets to be acquired: 11.81% of the share capital of Eurofin

Consideration: Not exceeding EUR 24.2 million (approximately HKD202.6 million) payable in cash on 1 February 2006. This was negotiated on normal commercial terms on an arms-length basis, based on earnings, funds under management and discounted cash flow of Eurofin.

Payment terms: Payment will be made in cash on completion

Exchange rate: The Hong Kong dollar equivalent figures in this announcement have been converted at a rate of EUR 1 = HK$8.37

For and on behalf of

HSBC Holdings plc

R G Barber

Group Company Secretary

9 April 2003

HSBC Holdings plc

Incorporated in England with limited liability. Registered in England: number 617987

Registered Office and Group Head Office: 8 Canada Square, London E14 5HQ, United Kingdom

END

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

HSBC Holdings plc

                                                                                                                                                                                             By:

                                                                                                                                                                                             Name: P A Stafford

                                                                                                                                                                                             Title: Assistant Group Secretary

                                                                                                                                                                                             Date: April 08, 2003